Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(U.S. dollars in millions, except ratio amounts)

In accordance with IFRS

	Year Ended 31 December
Fixed charges:	2011(1)	2012(1)	2013(1)	2014(1)	2015
Interest expensed	141	173	249	252	224
Interest capitalised	3	12	5	1	—
Amortised premiums, discounts and capitalised expenses related to indebtedness	28	30	20	1	1
Estimate of interest within rental expense	3	4	3	2	1
Total fixed charges	175	219	277	256	226
Earnings:
Pre-tax income (loss) from continuing operations before income or loss from equity investees, tax and noncontrolling interests	2,072	1,090	(2,030)	195	169
Fixed charges from above	175	219	277	256	226
Amortisation of capitalised interest	6	6	7	9	9
Distributed income of equity investees	111	72	18	—	57
	2,364	1,387	(1,728)	460	461
Less:
Interest capitalised from above	(3)	(12)	(5)	(1)	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(14)	(16)	—	(17)	(17)
Total earnings	2,347	1,359	(1,733)	442	444

Ratio of earnings to fixed charges (unaudited)	13.4	6.2	*	1.7	2.0

(1) Restated for the discontinued operations arising in 2015 in connection with the sale of the Cripple Creek & Victor mine.
* Earnings for the year ended 31 December 2013 were inadequate to cover fixed charges by $2,010 million.